SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) AND CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Purchase of ordinary shares of 5p each

Prudential plc (the "Company") was notified on 30 December 2015  that a transaction by a PDMR in the Company's ordinary shares of 5p each took place on that day in London (details of which are set out below):

Name	Beneficial interest in shares before purchase	Shares purchased	Price shares purchased at (£)	Total beneficial holding following notification
Lord Turner	0	2,000	15.51	2,000

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Manager, +44 (0) 20 7548 2027
Stefan Bort, Deputy Group Secretary, +44 (0) 20 7548 2115

Date of notification
30 December 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 DECEMBER 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary